Russell K. Hall and Associates, Inc.
303 West Wall Street • Suite 1102
P. O. Box 80925 • Midland, Texas 79708-0925
(432) 683-6622

March 8, 2024

Ms. Michelle McLaughlin
Houston American Energy Corp.
801 Travis St., Ste. 1425
Houston, Texas 77002

HOUSTON AMERICAN ENERGY CORP.

SUMMARY

Houston American Energy Corporation owns interests in wells and acreage in Reeves County and Yoakum County, Texas. An evaluation effective December 31, 2023 was prepared by Russell K. Hall and Associates, Inc. at the request of Ms. Michelle McLaughlin. The following tables summarize net reserves and revenues using 2023 SEC pricing.

**Houston American Energy Corp.
Net Reserves and Revenues
2023 SEC Pricing
Effective December 31, 2023**

	Proved Developed Producing
Reserves (Net)	
Oil (bbl)	58,600
Gas (Mcf)	607,647
Revenue ($)	6,509,498
Expenses ($)	3,804,439
Investments ($)	0
Future Net Income ($)	
Undiscounted	2,705,059
Discounted @ 10%	1,564,724

Oil, gas, condensate, and product prices used to determine revenues were the average of prices received for the hydrocarbons as of the first day of each month during the 12 month period prior to the reserve report date. For 2023, the prices are $74.70 per barrel for oil, and $1.98 per MMBtu for gas.

Adjustments were made to oil and gas prices to reflect historical differences between actual prices received and posted oil and gas prices. This effectively adjusts for

transportation, heating value, gravity, and other factors. Producing wells on the acreage are very recent completions with limited data, therefore, public and proprietary data from offset wells was relied on for the analysis.

Costs, as of the reserve report date, were not escalated and were determined using recent historical information. Estimated costs include all anticipated development where material.

The future net revenue is discounted at 10 percent per year.

PROPERTY DISCUSSION

Forecasts were determined using decline curve analysis with daily production volumes provided by the operator. We have matched forecasts to the early time production histories and used typical decline parameters for the area to forecast future production.

Russell K. Hall and Associates does not have any financial relationships with Houston American Energy Corporation other than trade receivables as a result of independent reserves evaluation. There were no limitations or restrictions placed on our independent evaluation of the company and no contingency fee agreements were in place. We have not provided any additional services for Houston American Energy Corporation other than independent reserves evaluation.

This evaluation and the documents associated herein are the property of Russell K. Hall and Associates, Inc. No part of this report may be distributed without the prior written consent of Russell K. Hall and Associates, Inc.

I appreciate the opportunity to provide you with this engineering evaluation. All engineering estimates were prepared in accordance with generally accepted engineering practices. However, reserves and forecasts may be subject to revisions due to changes in operations, reservoir interpretations, and / or pricing parameters. Please call if you have any questions.

Sincerely,

Russell K. Hall
Texas P. E. no. 69926

Russell K. Hall & Associates, Inc.
Registration no. F-002199